November 18, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-8561

Attention: John Reynolds

Re:	CannLabs, Inc.
Amendment No. 3 to Form 8-K
Filed October 10, 2014
File No. 333-155318

Dear Mr. Reynolds:

This letter is being submitted in response to comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) by letter dated October 24, 2014 with respect to Amendment No. 3 to the Current Report on Form 8-K filed by CannLabs, Inc. (the “Company”) with the SEC on October 10, 2014. The numbering of the paragraphs below corresponds to the numbering in the comment letter, the text of which is incorporated into this response letter for convenience.

Concurrently with the delivery of this letter, the Company respectfully advises the Staff that it filed via EDGAR Amendment No. 4 to Current Report on Form 8-K (the “Amendment”) reflecting the changes made in response to the Staff’s comments.

Staff Comments and Company Responses

Form 8-K/A filed October 10, 2014 Business, page 6

1.	We note your response to comments 4, 8 and 9 from out letter dated September 12, 2014and we reissue the comments. Given that the majority of your revenues is derived from the business of CannLabs, Inc. (“CannLabs Colorado”), please revise your Business section to provide the information required by Item 101(h)(4) for CannLabs Colorado. Also, where appropriate, please revise to describe your dependence on CannLabs’ testing lab in Denver or alternatively, please tell us why you are not dependent upon your agreement with this lab. Finally please clarify the nature of Carbon Bond’s operations, as differentiated from CannLabs Colorado. For example, on page 6 you disclose that Carbon Bond licenses technology and provides administrative services to CannLabs Colorado whereas on page 8, you disclose that Carbon Bond provides consulting driven by client needs and focused on cannabis education. Please clarify your disclosure throughout the filing as to the business of Carbon Bond and differentiate it from the business of CannLabs Colorado.

Response:

The Company respectfully advises that in response to the October 10, 2014 comments from the Staff, the Company has revised its disclosure in Amendment No. 4 to include the applicable information required by Item 101(h)(4) for CannLabs Colorado. In addition, the Company has revised its disclosure in Amendment No. 4 to describe its dependence on CannLabs Colorado’s testing lab in Denver and to differentiate the business of Carbon Bond from that of CannLabs Colorado.

2.	We note your revised statement on page 6 with respect to CannLabs Colorado that you believe it is the largest cannabis testing laboratory in Colorado. Please revise your statement to provide the measure by which you believe CannLabs is the largest laboratory.

Response:

The Company respectfully advises that in response to the October 10, 2014 comments from the Staff, the Company has revised its disclosure in Amendment No. 4 to provide the measure by which it believes CannLabs Colorado is the largest laboratory.

The Opportunity, page 9

3.	We note your revised disclosure that the market for the services that you provide is directly correlated to the national legal marijuana market. Please reconcile this sentence with your disclosure on page 11 that CannLabs Colorado is only permitted to test marijuana that is within the MITS system that is maintained by the MED.

Response:

The Company respectfully advises that in response to the October 10, 2014 comments from the Staff, the Company has revised its disclosure regarding the market for the services that it provides in Amendment No. 4 on page 9 with the disclosure on page 11.

4.	We note your disclosure on page 9, that in Colorado, the quantification of the amount is difficult because of differing interpretations of the applicable regulations and that you continue your efforts to quantify those amounts. Please revise to provide a brief discussion of the laws or regulations which require marijuana to be tested, and further explain the reasons why the law is unclear as to what marijuana is required to be tested.

Response:

The Company respectfully advises that in response to the October 10, 2014 comments from the Staff, the Company has revised its disclosure in Amendment No. 4 to provide a brief discussion of the laws and regulations which require marijuana to be tested, including an explanation as to why it is difficult to quantify the amount of marijuana that is required to be tested.

Government Regulations, page 14

5.	We note your response to comment 14 from our letter dated September 12, 2014, and we reissue, in part, the comment. Please revise this section to describe any licensing or certification requirements that apply or will likely apply to your planned operations or advise. For example we note that you take certain security measures for the lab which are required by the MED. Please state whether these various measures are required in order for you to maintain a license or to operate your business.

Response:

The Company respectfully advises that in response to the October 10, 2014 comments from the Staff, the Company has revised its disclosure in Amendment No. 4 to describe the process by which the Company evaluates the licensing and certification requirements for new markets. Please note that as of the original filing date of this filing, the Company had not publicly announced any plans to enter new markets other than Colorado.

6.	We note your response to comment 15 from our letter dated September 12, 2014. Please revise the disclosure within this section to confirm that you currently have unrestricted access to the banking system.

Response:

The Company respectfully advises that in response to the October 10, 2014 comments from the Staff, the Company has revised its disclosure in Amendment No. 4 to describe its current banking relationships.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Liquidity and Capital Resources, page 24

7.	We note your response to comment 20 from our letter dated September 12, 2014 and we reissue the comment. Please expand your Liquidity and Capital Resources section to include all of the disclosures required by Items 303(a)(1) and (2). Note that your disclosure should provide investors with enough information in order to provide a clear picture of your ability to generate cash and to meet existing and known or reasonably likely future cash requirements. Your discussion should cover each of your outstanding loan agreements, including those with your executive officers or directors. For guidance, please refer to Section IV of SEC Interpretive Release No. 33-8350 (2003).

Response:

The Company respectfully advises that in response to the October 10, 2014 comments from the Staff, the Company expanded its Liquidity and Capital Resources section in Amendment No. 4 section to include all of the disclosures required by Items 303(a)(1) and (2).

Security Ownership of Certain Beneficial Owners and Management, page 26

8.	We note your response to comment 23 from our letter dated September 12, 2014 and we reissue the comment. Given that your Series A Preferred votes with your common shares as a single class, please revise your tables to reflect the total beneficial ownership of the two classes, combined.

Response:

The Company respectfully advises that the holders of Series A Preferred are entitled to voting rights only to the extent that they are able to convert their shares of Series A Preferred into shares of common stock. Therefore, the holders of Series A Preferred currently have no voting rights. The Company has revised the footnotes following the tables to clarify this point in Amendment No. 4.

9.	We note your response to comment 24 from our letter dated September 12, 2014 and we reissue the comment. Please revise to reflect your senior secured convertible promissory notes or advise.

Response:

The Company respectfully advises that the senior secured notes are not convertible. The Company has revised its disclosure in Amendment No. 4 to remove the references to the notes as convertible.

Directors and Executive Officers, page 28 Biographical Information, page 29

10.	We note your response to comment 25 from our letter dated September 12, 2014 and we reissue the comment with respect to Directors Mirken, Murray, Kilts, Allbaugh, Johnsen and McPherson. Please provide all of the information required Item 401(e) of Regulation S-K. For each individual, the principal positions of employment should be clear for each of the previous 5 years.

Response:

The Company respectfully advises that in response to the October 10, 2014 comments from the Staff, the Company has revised its disclosure in Amendment No. 4 to include all of the information required by Item 401(e) of Regulation S-K with respect to Directors Mirken, Murray, Kilts, Allbaugh, Johnsen and McPherson.

Certain Relationships and Related Party Transactions, and Director Independence, page 27

11.	We note your response to comment 28 from our letter dated September 12, 2014 and we reissue the comment. Please provide the approximate dollar amount for the licensing agreement between Carbon Bond and CannLabs Colorado. See Item 404(d) of Regulation S-K.

Response:

The Company respectfully advises that in response to the October 10, 2014 comments from the Staff, the Company has revised its disclosure in Amendment No. 4 to include the approximate dollar amount for the licensing agreement between Carbon Bond and CannLabs Colorado.

12.	Please provide all of the information required by Item 404(d) for your loans provided by Ms. Murray and Mr. Kilts.

Response:

The Company respectfully advises that in response to the October 10, 2014 comments from the Staff, the Company has revised its disclosure in Amendment No. 4 to include all of the information required by Item 404(d) for the loans provided by Ms. Muray and Mr. Kilts.

Recent Sales of Unregistered Securities, page 35

13.	We note your response to comments 30 and 34 from our letter dated September 12, 2014 and we reissue the comments. Where applicable, please provide the terms of conversion for each of your recent sales of unregistered securities. See Item 701(e) of Regulation SK.

Response:

The Company respectfully advises that in response to the October 10, 2014 comments from the Staff, the Company has revised its disclosure in Amendment No. 4 to provide the terms of conversion for each of its recent sales of unregistered securities.

14.	We note your response to comment 31 from our letter dated September 12, 2014 and we reissue the comment with respect to your Merger transaction as well as the sale by Carbon Bond of 5,295,000 shares of common stock to the Board of Directors, Officers, Employees and Consultants on June 10, 2014. Please revise to briefly state the facts relied upon to make the claimed exemptions from registration available.

Response:

The Company respectfully advises that in response to the October 10, 2014 comments from the Staff, the Company has revised its disclosure in Amendment No. 4 to briefly state the facts relied upon to make the claimed exemptions available for the referenced transactions.

Form 10-K for Speedsport Branding, Inc. for the fiscal year ended December 31, 2013

15.	We note your response to comment 42 from our letter dated September 12, 2014, and we reissue the comment. Please amend your 10-K such that it identifies Mr. Koziol as the principal accounting officer.

Response:

The Company respectfully advises that it is unable to file an amendment to its Form 10-K identifying Mr. Koziol as its principal accounting officer as Mr. Koziol is no longer a duly authorized representative of the registrant. Mr. Koziol resigned from his position as Chief Financial Officer and principal accounting officer of the registrant effective May 30, 2014.

Form 10-Q/A for the Period Ended June 30, 2014 Item 1. Financial Statements

16.	We read your response to our prior comment 37. It appears there was no change in control as a result of the Asset Transfer Agreement (VIE formation transaction) that occurred on January 1, 2014 and that CannLabs was controlled by the same party immediately before and after. Please support your assertion that control of CannLabs changed as a result of the Asset Transfer Agreement. Alternatively, please amend your Form 10-Q/A, to retrospectively adjust the December 31, 2013 balance sheet and include retrospectively adjusted financial information for the comparable 2013 interim period. In addition, please amend your Form 8-K/A filed October 10, 2014 to retrospectively adjust the financial statements and related financial information presented as of and for the years ended December 31, 2013 and 2012 and the three months ended March 31, 2014.

Response:

The Company respectfully advises that in response to the October 10, 2014, comments, the Company has amended Form 10-Q/A, to retrospectively adjust the December 31, 2013 balance sheet and included retrospectively adjusted financial information for the interim period. We have also amended Form 8-K/A file October 10, 2014 to retrospectively adjust the financial statements and related financial information presented as of and for the years December 31, 2013 and 2012 and the three months ended March 31, 2014.

17.	You restated your financial statements in response to our prior comment 38. Please tell us how this restatement affected your original conclusion regarding the effectiveness of your disclosure controls and procedures as of June 30, 2014. Please tell us the factors you considered to support management’s conclusion that your disclosure controls and procedures were effective or amend your Form 10-Q/A, if appropriate, to state your disclosure controls and procedures were not effective, and the reasons why they were not effective.

Response:

The Company respectfully advises that in response to the October 10, 2014 comments from the Staff, the Company has modified the disclosure regarding controls and procedures as follows:

As of June 30, 2014, we carried out the evaluation of the effectiveness of our disclosure controls and procedures required by Rule 13a-15(e) under the Exchange Act under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of June 30, 2014, our disclosure controls and procedures were not effective to ensure that information we are required to disclose in reports that we file or submit under the Exchange Act is: (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure, because of the material weakness described below.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements would not be prevented or detected. A material weakness in the Company’s internal controls exists in that there is limited segregation of duties amongst the Company’s employees with respect to the Company’s preparation and review of the Company’s financial statements. This material weakness is a result of the Company’s limited number of personnel in the financial reporting department. This material weakness may affect management’s ability to effectively review and analyze elements of the financial statement closing process and prepare financial statements in accordance with U.S. GAAP.

18.	We reviewed the financial statements you restated pursuant to our prior comment 38. Please amend both your Form 10-Q/A and your Form 8-K/A filed October 10, 2014 to include correction of error disclosures in your footnotes and label the applicable financial statements as restated. Refer to ASC 250-10-50.

Response:

The Company respectfully advises that in response to the October 10, 2014 comments from the Staff, the Company has amended its Form 10-Q/A and its Form 8-K/A filed October 10, 2014 in order to include the correction of error disclosures and has labeled the applicable financial statements as restated.

Consolidated Balance Sheets, page 3

19.	We read your response to our prior comment 39 and reissue it. Since the accumulated deficit as of June 30, 2014 consists of the accumulated losses of a nontaxable entity, please revise as necessary such that the accumulated deficit balance as of June 30, 2014 includes only the accumulated losses since the entity became a taxable entity. Refer to SAB Topic 4:B. Please also include correction of error disclosures in your footnotes and label the applicable financial statements as restated. Refer to ASC 250-10-50.

Response:

The Company respectfully advises that in response to the October 10, 2014 comments from the Staff, the Company has amended its Form 10-Q/A in order to correct the error relative to the accumulated losses of the nontaxable entity and reclassified it to additional paid in capital.

In responding to the Staff’s comments, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully requests the Staff’s assistance in completing the review of this response letter at its earliest convenience. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to the undersigned at (303) 309-0105.

Sincerely,

/s/ Scott McPherson

Scott McPherson

CannLabs, Inc.

Chief Financial Officer